UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-41181

Yoshitsu Co., Ltd

(Translation of registrant’s name into English)

Harumi Building, 2-5-9 Kotobashi,

Sumida-ku, Tokyo, 130-0022

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement

On July 20, 2022, Yoshitsu Co., Ltd, a stock company incorporated pursuant to the laws of Japan (the “Company”), entered into a sale and purchase agreement (the “Agreement”) with All Seas Global Limited, a company incorporated in the British Virgin Islands (the “Seller”). Mr. Mei Kanayama, the representative director of the Company, holds 100% of the equity interests in the Seller. The board of directors of the Company approved the Agreement and the underlying transactions during a special board meeting held on June 27, 2022.

Pursuant to the Agreement, the Seller agreed to sell, and the Company agreed to purchase, 100% of the ownership interests in Tokyo Lifestyle Limited, a company incorporated in Hong Kong for a consideration of JPY392,000,000 (approximately $2,805,192). The Agreement contains customary representations and warranties of the Company and the Seller, customary conditions to closing, other obligations and rights of the parties, and termination provisions.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed herewith as Exhibit 10.1.

On July 22, 2022, the Company issued a press release to announce the entry into the Agreement. The press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Sale and Purchase Agreement between the Seller and the Company dated July 20, 2022
99.1	Press Release dated July 22, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 22, 2022

Yoshitsu Co., Ltd

By:	/s/ Mei Kanayama
Name:	Mei Kanayama
Title:	Representative Director and Director (Principal Executive Officer)

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